VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on March 4, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote at in person, please attend the Extraordinary General Meeting of Stockholders to be held on March 6, 2026, at 10:00 a.m., Beijing Time. The EGM will be at Room 205, Building A, No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan District, Shenzhen, Guangdong, China.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Stockholders - ZJK Industrial Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. It is resolved, as a special resolution, that subject to the A&R M&A Proposal (as defined below) being approved and with effect upon approval by the Nasdaq Stock Market LLC (the "Effective Time"), the Company re-designate and re-classify its authorized and issued share capital from ordinary shares of par value US$0.000016666667 each (the "Ordinary Shares") into Class A ordinary shares of par value US$0.000016666667 each in the capital of the Company (the "Class A Ordinary Shares") and Class B ordinary shares of par value US$0.000016666667 each in the capital of the Company (the "Class B Ordinary Shares", and together with the Class A Ordinary Shares, the "New Share Classes") as follows (the "Share Capital Reorganization"): (i)Each issued and outstanding Ordinary Share at the Effective Time , which is expected to be 64,322,249 Ordinary Shares, be re-designated and re-classified as follows: (a)6,000,000 Ordinary Shares held by DNR Technology Co., Ltd. be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; (b)1,800,000 Ordinary Shares held by Vimisci Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; (c)450,000 Ordinary Shares held by Newmicro Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; (d)450,000 Ordinary Shares held by Jinshan International Investment Co., Ltd. be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; (e)300,000 Ordinary Shares held by KKD Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; and (f)the balance of the issued and outstanding Ordinary Shares, which is expected to be 55,322,249 Ordinary Shares, be re-designated and re-classified, on a one-for-one basis into Class A Ordinary Shares, (together, the "Re-Designations"); and (ii)each of the remaining authorized but unissued Ordinary Shares at the Effective Time, which is expected to be 2,936,177,751 Ordinary Shares, be re-designated and re-classified, on a one-for-one basis, into Class A Ordinary Shares, such that the Company's authorised share capital shall be amended: from US$50,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.000016666667 each to US$50,000 divided into 2,991,000,000 Class A ordinary shares of par value US$0.000016666667 each and 9,000,000 Class B ordinary shares of par value US$0.000016666667 each (the "Share Capital Reorganization Proposal"), it being noted that the terms of, and rights attached to the New Share Classes will be materially identical to the existing Ordinary Shares save that: (i) holders of Class B Ordinary Shares will be entitled to cast 30 votes for each Class B Ordinary Share held on all matters decided by way of pollat a general meeting; and (ii) the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at the option of the holder thereof on a one-for-one basis.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. It is resolved, as a special resolution, that subject to the approval of and immediately following the effectiveness of the Share Capital Reorganisation, the Company adopt amended and restated memorandum and articles of association (the "A&R M&A"), in substantially the form set out in Exhibit A to the Company's proxy statement, in substitution for, and to the exclusion of, the Company's existing amended and restated memorandum and articles of association.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. It is resolved, as an ordinary resolution, to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

ZJK INDUSTRIAL CO., LTD.
Extraordinary General Meeting of Stockholders
March 6, 2026
10:00 a.m., Beijing Time

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The Undersigned Shareholder of the Company, hereby notices receipt of the notice of an Extraordinary General Meeting of the Company (the "Meeting") (the "Notice") and the proxy statement, each proposed February 11, 2026, and hereby appoints ______________________ (insert name) or, if no person is specified, the intention of the Meeting, as proxy (the "Proxy")), with FULL POWER of SUBMISSIONS, ON DURING AND IN THE NAME OF THE UNDERSIGNED, TO BEIJING THE UNDERSIGNED AT THE MEETING OF THE COMPANY TO BE HELD ON MARCH 6, AT 10:00 a.m., BEIJING Time at Room 205, Building A, No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan District, Shenzhen, Guangdong, China, and to vote all ordinary shares which the undersigned would be voted to vote if then and there proposed present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the undersigned of any proxy if no direction is given and upon such other business as may properly come before the meeting, as set forth in the notice of the meeting and in the proxy statement furnished herewith.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by ZJK Industrial Co., Ltd. materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.